    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1999

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               CELL PATHWAYS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                     23-2969600
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                              702 ELECTRONIC DRIVE
                           HORSHAM, PENNSYLVANIA 19044
                                 (215) 706-3800
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)


                              RICHARD H. TROY, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CELL PATHWAYS, INC.
                              702 ELECTRONIC DRIVE
                           HORSHAM, PENNSYLVANIA 19044
                                 (215) 706-3800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)


                                   COPIES TO:

                               DAVID R. KING, ESQ.
                           MORGAN, LEWIS & BOCKIUS LP
                               1701 MARKET STREET
                             PHILADELPHIA, PA 19103
                                 (215) 963-5000


      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ----------

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ----------

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

===========================================================================================
                                              PROPOSED         PROPOSED
                                               MAXIMUM         MAXIMUM
     TITLE OF SHARES         AMOUNT TO BE     OFFERING        AGGREGATE       AMOUNT OF
     TO BE REGISTERED       REGISTERED(1)       PRICE          OFFERING      REGISTRATION
                                              PER SHARE        PRICE(2)        FEE(3)
-----------------------------------------------------------------------------------------
Common Stock,                 3,149,375
par value $.01 per share        shares          $9.25         $29,131,718     $8,098.62
===========================================================================================

(1) In addition to the shares of Common Stock set forth in the table, the amount to be registered includes an indeterminate number of shares of Common Stock as may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low sales prices for a share of Common Stock on December 21, 1999 as reported on The Nasdaq National Market.

(3) Calculated pursuant to Section 6(b) as follows: proposed maximum aggregate offering price multiplied by .000278.


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         ==============================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION DATED DECEMBER ___, 1999

                                   PROSPECTUS


                                3,149,375 Shares

                               CELL PATHWAYS, INC.

                                  Common Stock


                            -------------------------

      The shares of common stock offered by this prospectus are being offered by the selling stockholders named in the section entitled "Selling Stockholders" on page 25. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

      Our common stock is quoted on the Nasdaq National Market of The Nasdaq Stock Market under the symbol "CLPA." On December 28, 1999, the last reported closing price of the common stock was $9-3/16 per share.

                            -------------------------

      YOU SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF SOME ISSUES TO CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

                            -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------

PROSPECTUS DATED DECEMBER __, 1999.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.............................................      3
CELL PATHWAYS, INC.....................................................      4
RISK FACTORS...........................................................      4
USE OF PROCEEDS........................................................     25
SELLING STOCKHOLDERS...................................................     25
PLAN OF DISTRIBUTION...................................................     28
LEGAL OPINION..........................................................     29
EXPERTS................................................................     29
HOW TO OBTAIN MORE INFORMATION.........................................     30

      No dealer, salesman, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof. The information contained in this prospectus is current as of the date on the cover.

                       OFFICES AND PLACE OF INCORPORATION

      Cell Pathways, Inc. was incorporated in 1998 under the laws of Delaware as a subsidiary of, and as of November 3, 1998 successor to, a predecessor corporation of the same name. Our principal executive offices are located at 702 Electronic Drive, Horsham, Pennsylvania 19044 and our telephone number is (215) 706-3800. References in this prospectus to "we," "us," "our," the "Company," and "Cell Pathways" refer to Cell Pathways, Inc. and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are those that express plan, anticipation, intent, contingency or future development and/or otherwise are not statements of historical fact. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors, the absence of approved products; history of operating losses; early stage of development; the costs, delays and uncertainties inherent in basic pharmaceutical research, drug development, clinical trials and the regulatory approval process, with respect to both our current product candidates and our future product candidates, if any; dependence on development of Aptosyn(TM) (exisulind); the limitations on, or absence of, the predictive value of data obtained in laboratory tests, animal models and human clinical trials when planning additional steps in product development; the uncertainty of obtaining regulatory approval, including uncertainty of approval of the New Drug Application ("NDA") submitted for Aptosyn(TM) (exisulind) for adenomatous polyposis coli ("APC"), a rare disease that puts those afflicted at high risk of developing colon cancer, whether in connection with the adequacy of the data generated in the clinical trials of Aptosyn(TM) (exisulind) or otherwise; the timing and scope of any approval which might be received for any compound for any indication in the future; acceptance by providers of healthcare reimbursement; the validity, scope and enforceability of patents; the actions of competitors; dependence upon third parties; product liability; and the need for further financing.

      Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make in our reports on Forms 10-Q, 8-K and 10-K to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of certain risks and uncertainties relevant to our business under "Risk Factors" beginning on page 4 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed above or under "Risk Factors" here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                               CELL PATHWAYS, INC.

      Cell Pathways, Inc. was incorporated in Delaware in July 1998 as a subsidiary of, and as of November 3, 1998, successor to, a Delaware corporation of the same name. As the context requires, "we," "us," "our," the "Company," and "Cell Pathways" are used herein to signify the successor and/or the predecessor corporations.

      We are a development-stage pharmaceutical company focused on the research, development and commercialization of unique and novel medications to prevent and treat cancer. Our technology is based upon our discovery of a novel mechanism which we believe, based on our research, can be targeted to induce selective apoptosis, or programmed cell death, in precancerous and cancerous cells without affecting normal cells. We have created a new class of selective apoptotic anti-neoplastic drugs ("SAANDS") and have synthesized approximately 500 new chemical compounds in this new class. From the inception of our business in 1990, operating activities have related primarily to conducting research and development, raising capital and recruiting personnel. Our initial investigational new drug application ("IND") was filed with the Food and Drug Administration ("FDA") in December 1993 for human clinical trials of Aptosyn(TM) (exisulind). We filed an IND for our second product candidate, CP-461, in December 1998. In August 1999, we submitted to the FDA an NDA for Aptosyn(TM) (exisulind) in APC, an FDA designated drug indication. If approved by the FDA for marketing, Aptosyn(TM) (exisulind) would provide a non-surgical treatment option to individuals with APC. We are continuing to conduct clinical trials of Aptosyn(TM) (exisulind) and CP-461 for the prevention and treatment of various precancer and cancer indications.

      In October 1999, we issued 1.555 million shares of common stock, for net proceeds of approximately $13.5 million, to the selling stockholders whose shares are being registered herein. This increased our common stock outstanding to approximately 26.1 million shares.

                                  RISK FACTORS

      The following risk factors relate to our business and qualify the statements made in this prospectus about our business. These factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and/or presented elsewhere by management from time to time. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business. Accordingly, you should carefully consider each risk factor in evaluating our business, any investment in us and the descriptions of us contained in this prospectus. You should also review our SEC filings on Forms 10-Q, 10-K and 8-K, particularly the sections entitled "Business Description," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Other Events."

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; EXPECTED FUTURE LOSSES.

      Our business has experienced significant operating losses since inception in 1990. We have not received any revenue from the sale of products and none of our product candidates has been approved for marketing. As of September 30, 1999, we had an accumulated deficit of approximately $59.4 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development efforts and preclinical and clinical testing expand. If FDA approval of Aptosyn(TM) (exisulind) is granted, we may also incur significant manufacturing and marketing costs. Our ability to achieve profitability is dependent on our ability, alone or with others, to complete the development of our proposed products successfully, obtain the required regulatory approvals, manufacture and market our proposed products successfully or have others manufacture and market such products and gain market acceptance for such products. We may not achieve profitability.

STOCK VOLATILITY; CLASS ACTION LITIGATION.

      We are a development-stage company. The market price of development-stage companies is typically volatile. When there is a sharp drop in the stock price, stockholder class actions may be filed against the particular company. Our stock price has been volatile. The stock price dropped substantially after we made an announcement on February 1, 1999 that we anticipated a delay in commercialization following preliminary evaluation of unblinded data from our Phase III clinical trial of Aptosyn(TM) (exisulind) for APC. The announcement stated that preliminary evaluation suggested that the study had not achieved statistical significance. As of March 26, 1999, five stockholder class actions had been filed against us and certain of our officers and directors. These actions were consolidated into one action by court order on April 28, 1999, and on June 28, 1999, a consolidated amended complaint was filed on behalf of a class of all purchasers of our common stock between October 7, 1998 and February 2, 1999. This action is continuing in the United States District Court for the Eastern District of Pennsylvania. We believe the allegations are without merit and intend to vigorously defend the litigation.

EARLY STAGE OF DEVELOPMENT; ABSENCE OF DEVELOPED PRODUCTS; UNCERTAINTY OF CLINICAL TRIALS.

      We are at an early stage of development and must be evaluated in light of the uncertainties and complications present in a development-stage company. We have no products approved for sale in any country. We have only one product candidate which has been in clinical trials for an appreciable length of time, Aptosyn(TM) (exisulind). We have completed only limited human clinical trials designed to demonstrate the safety and efficacy of Aptosyn(TM) (exisulind) and have not commenced such trials for any other compounds with the exception of Phase I studies of a new compound, CP-461. We have not generated any revenue from product sales to date, and none of our product candidates has been approved for marketing. Accordingly, our income has been limited to interest income from investments, and our primary source of capital has been the sale of equity securities.

      Before obtaining regulatory approval for the commercial sale of any of our product candidates, we must demonstrate through preclinical and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical and early clinical trials may not be predictive of results that will be obtained in later stage clinical trials. The clinical trials of our product candidates may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals and result in marketable products. Clinical trials are often conducted with patients who are critically ill. During the course of treatment these patients may die or suffer other adverse medical events for reasons that may not be related to the pharmaceutical agent being tested, but which can nevertheless affect clinical trial results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.

      The completion of clinical trials of our product candidates could be interrupted by many factors. Delays and terminations may occur. One relevant factor is the rate of enrollment of patients, which generally varies throughout the course of a clinical trial and which depends on the size of the patient population, the number of clinical trial sites, the proximity of the patients to clinical trial sites, the eligibility criteria for the clinical trial and the existence of competitive clinical trials. We cannot control the rate at which patients present themselves for enrollment. The rate of patient enrollment may not be consistent with our expectations or be sufficient to enable clinical trials of our product candidates to be completed in a timely manner. We have limited experience managing clinical trials and any delays or terminations of such trials could have a material adverse effect on our business, financial condition and results of operations.

      Trials to date have involved only a limited number of patients. While we have submitted an NDA to the FDA for Aptosyn(TM) (exisulind) for the APC indication, and are awaiting the FDA's review of the submission, we may not be able to submit an NDA to the FDA or the foreign equivalent with respect to Aptosyn(TM) (exisulind) for any other indication. In addition, results obtained in clinical trials for the treatment of APC may not be predictive of results of clinical trials for other indications. If our product candidates are not shown to be safe and effective in clinical trials for one or more indications, there would be a material adverse effect on our business, financial condition and results of operations.

      We face intense competition. In the fields of cancer therapy and the prevention of precancerous and cancerous lesions, other products are being developed that may compete directly with the products that we are seeking to develop and market. We are aware of clinical trials in which a number of pharmaceutical and nutritional agents are being examined for their potential usefulness in the treatment of precancerous lesions and cancer. The studies are being conducted by pharmaceutical and biotechnology companies, major academic institutions and government agencies. Such existing or new agents may ultimately be found to be useful, and therefore competitive with, any of our future products. In December 1999, the FDA approved the arthritis drug Celebrex for the indication of APC. You should also read the section entitled "Intense Competition; Rapid Technological Change" below in this "Risk Factors" section.

      We may not be able to submit an IND or foreign equivalents with respect to any new chemical entities or follow-on compounds (other than that filed in December 1998 with respect to CP-461). We may not be permitted to undertake human clinical testing of such additional compounds. If human clinical testing is permitted, such compounds may not prove to be safe and effective. Our compounds may prove to have undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. Products, if any, resulting from our research and development programs may not be commercially available for a number of years even if they are successfully developed and proven to be safe and effective. Thus, our product development efforts may not be successfully completed. Regulatory approvals may not be obtained or may not be as broad as sought. Our products may not be capable of being produced in commercial quantities at a reasonable cost. Products, if introduced, may not achieve market acceptance. Our failure to complete clinical trials, obtain regulatory approval or successfully market our products, if approved, would have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON APTOSYN(TM) (EXISULIND).

      Until the spring of 1999, when we commenced Phase I clinical trials of CP-461, we had only one compound, Aptosyn(TM) (exisulind), in clinical trials. We do not expect to have an additional compound (other than CP-461) in clinical trials until we are able to file an additional IND.

      In August 1999, we submitted an NDA to the FDA for Aptosyn(TM) (exisulind) to obtain marketing approval of Aptosyn(TM) (exisulind) for the treatment of APC. If approved by the FDA for marketing, Aptosyn(TM) (exisulind) would provide a non-surgical treatment option to individuals with APC.

      The NDA submission is based upon significant outcomes achieved in two pivotal clinical trials in which Aptosyn(TM) (exisulind) impeded the progression of the disease in APC patients. In the patient group targeted by our Phase III trial, Aptosyn(TM) (exisulind) demonstrated a clinically and statistically significant reduction in new polyp formation when compared to placebo. (In statistical analysis of the overall patient group, including patients who did not meet the inclusion criteria, the reduction in the formation of new polyps does not achieve statistical significance.) In a Phase I/II trial funded by the National Cancer Institute, Aptosyn(TM) (exisulind) demonstrated a clinically and statistically significant dose response at six months; and, over periods ranging from six months to thirty months, this study and its extensions continued to demonstrate clinically and statistically significant differences in the mean change in number of polyps between dose groups. Regressing polyps showed substantial increases in the rate of apoptosis, while the rate of apoptosis in nearby normal tissue was unchanged, confirming a selective induction of apoptosis in neoplastic tissue without affecting normal cells. We submitted additional data requested by the FDA in October 1999 in connection with the NDA submission.

      Aptosyn(TM) (exisulind) has not been approved for marketing by the FDA for any indication, and trials to date have involved only a limited number of patients. There can be no assurance that marketing approval for Aptosyn(TM) (exisulind) will be obtained. We caution that neither the filing of an NDA nor the submission of additional data provides assurance that Aptosyn(TM) (exisulind) will be found to be of sufficient safety and efficacy to warrant marketing approval for APC. Marketing approval, if ultimately granted, would come only after thorough, detailed review by the FDA of all data, including the data submitted in October 1999. The FDA may determine not to approve the NDA, or the FDA might require post-marketing studies. If post-marketing studies were required as a condition of approval of Aptosyn(TM) (exisulind) and such studies thereafter showed that Aptosyn(TM) (exisulind) is not safe or effective or failed to demonstrate any clinical benefit, it is likely that Aptosyn(TM) (exisulind) would be required to be withdrawn from the market for such indication.

      Even if approved for marketing, Aptosyn(TM) (exisulind) may not gain market acceptance. In addition, competition to Aptosyn(TM) (exisulind) may develop from other new or existing products. The failure of Aptosyn(TM) (exisulind) to be approved for marketing or to gain market acceptance would have a material adverse effect on our business, financial condition and results of operations.

      The number of APC patients in the U.S. is limited and estimates vary. In order to increase the potential applications for which Aptosyn(TM) (exisulind) may be used, we must successfully complete lengthy clinical trials and thereafter receive marketing clearance from the FDA for each additional indication. We may not successfully complete these clinical trials and receive appropriate regulatory clearance on a timely basis, if at all. The inability to achieve marketing clearance of Aptosyn(TM) (exisulind) for at least one indication in addition to APC would be expected to materially limit the commercial potential of Aptosyn(TM) (exisulind) and thereby have a materially limiting and adverse effect upon our business, financial condition and results of operations. The Orphan Drug and Fast Track designations granted by the FDA for Aptosyn(TM) (exisulind) may not provide any meaningful competitive advantage to us.

TECHNOLOGICAL UNCERTAINTY; REGULATORY UNCERTAINTY.

      As of December 1999, to our knowledge, the FDA has not approved any drug for the prevention of precancerous lesions or cancer other than a limited approval of tamoxifen for prevention of breast cancer and, in December 1999, approval of the arthritis drug Celebrex for treatment of APC. We may not be able to develop successfully a chemoprevention drug; and if we can, we may not be able to develop such a drug within our proposed timelines. Even if such a drug is approved, such a drug may not be commercially viable and may not achieve market acceptance. Our area of focus, oncology in general and chemoprevention in particular, is not thoroughly understood. The products we are seeking to develop may not prove to be safe and effective in preventing or treating precancerous lesions or cancer.

      We believe that Aptosyn(TM) (exisulind) and our other compounds selectively induce apoptosis through a novel mechanism. Additional research by us or others may cause us to revise or abandon this approach, adversely affecting our ability to develop products on a timely basis, if at all. The use of our technology may not lead to the development and approval of commercial pharmaceutical products that are safe and efficacious. Our competitors may develop safer and more effective products, may obtain patent protection or intellectual property rights that limit our ability to commercialize products, and may commercialize products earlier than we do.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING.

      We will have continuing needs for additional capital. Development of our initial product candidate, Aptosyn(TM) (exisulind), and additional compounds will require substantial additional funds to conduct research, development and clinical trials necessary to bring such products to market and to establish manufacturing, marketing and distribution capabilities.

      The extent of our future capital requirements will depend on many factors, including, among others: whether the FDA will approve the NDA submitted to the FDA for Aptosyn(TM) (exisulind) for the APC indication and, if approval is granted, the timing of the approval; reevaluation of our other programs, depending upon what action is taken by the FDA with respect to the NDA for APC; scientific progress in research and development programs; progress with preclinical and clinical trials; progress in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims; competing technological efforts and market developments; changes in our existing research relationships; changes in the programs of clinical development of one or more compounds; our ability to establish sales and marketing capabilities; the extent of competition; and our ability to establish collaborative arrangements to the extent necessary.

      The need for additional capital may arise from additional factors. There is always a risk of delay or failure at any stage of developing a product candidate. Additional compounds may be introduced into clinical testing. The time required and costs involved in successfully accomplishing our objectives cannot be predicted. Actual drug research and development costs could substantially exceed budgeted amounts. Revenue and expense forecasts, if made by us, may not prove to be accurate. Any of the foregoing, singly or in combination, could have a material adverse effect on our business, financial condition or results of operations and could increase our need for additional capital.

      To the extent necessary, we will need to seek additional funding through public or private equity or debt financings, collaborative relationships, capital lease transactions or other available financing transactions. However, additional financing may not be available on acceptable terms, if at all; and such financings could be dilutive to stockholders.

      In the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. Our failure to obtain adequate financing when needed and on acceptable terms would have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTY OF PROTECTION OF PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS.

      Patents are important to us and to our competitors. Our success will depend, in part, on our ability to obtain patents, establish and maintain trademarks, operate without infringing the proprietary rights of others and maintain trade secrets, both in the U.S. and other countries. We could fail in any one or more of these endeavors. Patent matters in the pharmaceutical industry can be highly uncertain and involve complex legal and factual questions. Accordingly, the validity, breadth, and enforceability of our patents and the existence of potentially blocking patent rights of others cannot be predicted, either in the U.S. or in other countries.

      As of December 1999, we held title or exclusive licenses to four issued U.S. patents and five other pending U.S. patent applications relating to the therapeutic uses of Aptosyn(TM) (exisulind) in the treatment of neoplasia, precancerous lesions and/or other indications. A composition of matter patent is not available to us (or anyone else) because the sulfone derivative of sulindac, now named Aptosyn(TM) (exisulind), was described in the scientific and patent literature over twenty years ago. Thus, our current patent rights relating to Aptosyn(TM) (exisulind) are limited to a series of patents and patent applications pertaining to various specific uses of Aptosyn(TM) (exisulind). We also have been issued or hold exclusive licenses to fourteen foreign patents (including patents in various European countries, Australia, Canada, Korea and Japan) relating to the use of Aptosyn(TM) (exisulind) in pharmaceutical compositions for the treatment of neoplasia and/or precancerous lesions. In Europe, our patent rights relating to Aptosyn(TM) (exisulind) are directed to the use of Aptosyn(TM) (exisulind) in the manufacture of pharmaceutical compositions for the treatment of precancerous lesions. We also hold title or exclusive licenses to five pending U.S. and five pending international patent applications relating to uses of Aptosyn(TM) (exisulind) in combination with certain existing conventional chemotherapeutics.

      We also hold title or exclusive licenses to one issued U.S patent, one pending U.S. application and one pending international patent application relating to CP-461, its composition of matter and various of its therapeutic uses.

      In addition, we hold title or exclusive licenses to 12 U.S. patents, 8 U.S. patent applications which have been allowed, 46 other pending U.S. patent applications, and 7 pending foreign applications on other compounds, or therapeutic methods involving such compounds, for the treatment of colonic polyps, precancerous lesions, and/or neoplasia. We also have filed nine U.S. and 33 foreign patent applications, and own one issued U.S patent, on methods for screening compounds for their usefulness in selectively inducing apoptosis. We also have filed two U.S. applications and an international application relating to diagnostic methodologies.

      We have also filed four U.S. patent applications relating to certain business methods and packaged pharmaceuticals with descriptive material describing and relating to our mechanism of action.

      We intend to file additional applications, as appropriate, for patents on new compounds, products, or processes discovered or developed through application of our technology.

      Research is an on-going process. Whether a new development or discovery can be successfully patented is a very complicated issue and depends on the facts as they develop over time. Thus, beyond the patents granted to date, we cannot provide assurance that our continuing research activities will discover or develop patentable products or processes, or that patents will be issued for any of the currently pending patent applications, or that claims granted on issued patents will be sufficient in their validity, breadth and enforceability to protect our technology or competitive commercial advantage. Potential competitors or other researchers in the field may have filed patent applications, been issued patents, published articles or otherwise created prior art that could restrict or block our efforts to obtain additional patents. Similarly, we cannot predict whether our issued patents or pending patent applications, if issued, will be challenged, invalidated, circumvented or breached by others, or whether judicial protection and enforcement will be available to us to counteract such actions by others, or whether the rights granted thereunder will provide proprietary protection or competitive advantages to us. Our patent rights also depend in part on its compliance with technology and patent licenses upon which its patent rights are based and upon the validity of assignments of patent rights from consultants and other inventors that are not or were not employed by us. Also, if controlling law is amended or interpreted or applied differently than it is currently, such changes in law may impact on our ability to enforce one or more of our patents or to obtain allowances of one or more of our pending applications.

      Competitors may manufacture and sell our potential products in those countries where we have not filed for patent protection or where patent protection may be unavailable, not obtainable or ultimately not enforceable. The ability of competitors to do this is usually governed by the patent laws of the countries in which the product is sold. If clinical uses of Aptosyn(TM) (exisulind) are discovered beyond those set forth in our patent claims, we may not be able to enforce its patent rights against companies marketing Aptosyn(TM) (exisulind) for such other clinical uses.

      Our success also will depend, in part, upon our not infringing patents issued to others. Pharmaceutical companies, biotechnology companies, universities, research institutions, and others may have filed patent applications or have received, or may obtain, issued patents in the U.S. or elsewhere relating to aspects of our technology. It is uncertain whether the issuance of any third-party patents will require us to alter our products or processes, obtain licenses, or cease certain activities. Some third-party applications or patents may conflict with our issued patents or pending applications. Such conflict could result in a significant reduction of the coverage of our issued or licensed patents. In addition, if patents are issued to other companies which contain blocking, dominating or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses were required, we might not be able to obtain such licenses on commercially favorable terms, if at all; and if these licenses were not obtained, we might be prevented from pursuing the development of certain of its potential products. Our failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact upon our business, financial condition and results of operations.

      Litigation may be necessary to enforce any patents issued or licensed to us. Litigation may be necessary to determine the scope and validity of the proprietary rights of others. Litigation could result in substantial costs to us.

      Under the abbreviated new drug application ("ANDA") provisions of U.S. law, after four years from the date marketing approval is granted to us by the FDA for a patented drug, a generic drug company may submit an ANDA to the FDA to obtain approval to market in the U.S. a generic version of the drug patented by us. If approval is given to the generic drug company, we would be required to promptly initiate patent litigation to prevent the marketing of such a generic version prior to the normal expiration of the patent. We cannot provide assurance that our issued or licensed patents would be held valid by a court of competent jurisdiction. In addition, if our competitors file patent applications in the U.S. that claim technology also claimed by us, we may have to participate in interference proceedings to determine priority of invention. These proceedings, if initiated by the U.S. Patent and Trademark Office, could result in substantial cost to us, even if the eventual outcome is favorable to us. An adverse outcome with respect to a third-party claim or in an interference proceeding could subject us to significant liabilities, require disputed rights to be licensed from third parties, or require us to cease using such technology, any of which could have a material adverse effect on our business, financial condition and results of operations.

      In most cases, pharmaceutical companies rely on patents to provide market exclusivity for the periods covered by the patents. In the U.S., the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act") permits an extension of patents in certain cases to compensate for patent time expended during clinical development and FDA review of a drug. In addition, the Hatch-Waxman Act establishes a period of market exclusivity, independent of any patents, during which the FDA may not accept or approve abbreviated applications for generic versions of the drug from other sponsors, although the FDA may accept and approve subsequent long-form applications for the drug. The applicable period of market exclusivity for a drug containing an active ingredient not previously approved is five years. There is no assurance that all or any of our products, if approved, will receive market exclusivity under the Hatch-Waxman Act. Failure to receive such exclusivity could have an adverse effect on our business, financial condition and results of operations at that time.

      We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable or where patents have not been issued. We attempt to protect our proprietary technology and processes, in part, by confidentiality agreements and assignment of invention agreements with our employees and confidentiality agreements with our consultants and certain contractors. We cannot provide assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. Such trade secrets or our other intellectual property, should they become known to its competitors, could result in a material adverse effect on our business, financial condition and results of operations. To the extent that we or our consultants or research collaborators use intellectual property owned by others in their work for us, disputes may also arise as to the rights to related or resulting know-how and inventions.

      We also have filed trademark applications in the U.S. and abroad on the "APTOSYN" trademark. Two U.S. trademarks based on intent to use have been approved, but are currently in the "opposition period," during which third parties may come forward and challenge the use of such mark. There is no guarantee that third-party opposers will not come forward, or that others might not challenge our use of that mark, or our uses of the other trademarks that we propose to use with our product(s).

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE.

      The industry in which we compete is very competitive. It is characterized by extensive research and development efforts and rapid technological progress. New developments occur and are expected to continue to occur at a rapid pace. Discoveries and commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would have a material adverse effect on our business, financial condition and results of operations. Many of our potential competitors have far greater resources than we do. They may be large, well-financed companies or small, well-focused companies. Our competitive position also depends on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement development and marketing plans, obtain patent protection and secure adequate capital resources.

      We face competition in our specific areas of focus. In the fields of cancer therapy and the prevention of precancerous and cancerous lesions, other products and procedures are in use or in development that may compete directly with the products that we are seeking to develop and market for cancer treatment or cancer prevention. Surgery, radiation, chemotherapeutic agents and compounds that interfere with hormone activities have been in use for years in the treatment of cancer. Tamoxifen has been granted limited approval for use in the prevention of breast cancer. The arthritis drug Celebrex, a cyclooxegenase inhibitor produced by the large pharmaceutical firm G.D. Searle & Co., was approved by the FDA in December 1999 for the reduction and regression of adenomatous polyps in APC patients. Celebrex is the first drug approved for any treatment of polyps in APC patients.

      We are aware of clinical trials in which a number of pharmaceutical and nutritional agents are being examined for their potential usefulness in the treatment of precancerous lesions and cancer. These include studies of additional chemotherapeutic agents, monocloncal antibodies, hormone blockers, thalidomide and other anti-angeogenesis agents in the treatment of cancer; studies of NSAID-like compounds, cyclooxygenase inhibitors, difluoromethylornithine

("DFMO") and natural nutrients in the treatment of APC and sporadic colonic polyps; studies of retinoids and DFMO in the treatment of cervical dysplasia; and studies of tamoxifen for the prevention of breast cancer. Additional compounds being tested in various epithelial lesions include compounds related to aspirin, various vitamins and nutritional supplements, oltipraz, N-acetyl cysteine and compounds that interfere with hormone activities. The studies are being conducted by pharmaceutical and biotechnology companies, major academic institutions and government agencies. There are other agents, including certain prescription drugs, that have been observed to have an effect in the general area of cyclic-GMP phosphodiesterase. Although we are not aware that any third party has demonstrated the preclinical utility of these compounds in the treatment of precancerous or cancerous lesions, such existing or new agents may ultimately be found to be useful, and therefore competitive with any of our future products.

      We expect near-term competition from fully integrated and more established pharmaceutical and biotechnology companies. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than ours and represent substantial long-term competition for us. Such companies may succeed in discovering and developing pharmaceutical products more rapidly than we do, or pharmaceutical products that are safer, more effective or less costly than any that may be developed by us. Such companies may be more successful than we are in production and marketing. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct clinical trials, seek patent protection and establish collaborative arrangements for the development of oncology products.

      We will face competition based on a number of factors: product efficacy and safety; the timing and scope of regulatory approvals; availability of supply; marketing and sales capability; reimbursement coverage; price; and patent position. Our competitors may develop safer and more effective products. Our competitors may obtain patent protection or intellectual property rights that limit our ability to commercialize products. Our competitors may develop or commercialize products earlier than we do. Our issued patents or pending patent applications, if issued, may be challenged, invalidated or circumvented and the rights granted thereunder may not provide proprietary protection or competitive advantage to us.

DEPENDENCE ON THIRD-PARTY RELATIONSHIPS.

      We depend on third parties. Third-party contractors perform basic laboratory research studies, animal toxicology studies, animal efficacy studies, human clinical trials, bulk drug manufacture, drug assay and characterization, product formulation and finishing, strategic consulting, commercialization planning, planned product distribution and other important functions. Loss, failure or delay in respect of any individual material segment or any material cumulative amount of such contracting activity could delay our development efforts and could have a material adverse effect on our business, financial condition and results of operations.

      Our strategy for commercialization of our proposed products for certain indications and markets includes collaborating with corporate partners and others, and, to the extent that such corporate partnerships may be entered into, our success will be dependent upon the subsequent success of these outside parties in performing their responsibilities. We currently do not have any collaborations with other pharmaceutical companies for the commercialization of products. We may not be able to negotiate any collaborative arrangements in the future on acceptable terms, if at all; and, if negotiated, such collaborative arrangements may not be maintained or may not prove to be successful. To the extent that such arrangements are negotiated, the amount and timing of resources to be devoted to these activities are not within our complete control. Partners may not perform their obligations as expected. We may not derive any revenue from such arrangements. Future collaborators may pursue their existing or alternative technologies or product candidates in preference to those being developed in collaboration with us. In addition, there can be no assurance that our future collaborators will pay license fees to us, that they will develop and market any products under the agreements or that they will commit to fund product development costs.

      To the extent that we choose not to enter into collaborative relationships, or are unable to establish such arrangements, we would be required to continue to undertake research, development and marketing of our proposed products at our own expense. In addition, we may encounter significant delays in introducing our proposed products into certain markets or find that the development, manufacture or sale of our proposed products in such markets is adversely affected by the absence of such collaborative agreements.

      The third parties with whom we work, or with whom we may work in the future, are subject to much of the regulation described in the following section. Failure of any third party to comply with applicable regulations could adversely affect the Company to the extent that Company matters are affected by such non-compliance. Compliance reviews by governmental authorities are common; findings of non-compliance and requirements for remediation are also common. Accordingly, the Company is at the additional risk of non-compliance by such third parties.

EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF NECESSARY FDA AND OTHER REGULATORY APPROVALS; PRODUCT DEVELOPMENT; SAFETY AND EFFICACY.

      Our activities are subject to extensive governmental regulation. In particular, the research, design, testing, manufacturing, labeling, marketing, distribution and advertising of pharmaceutical products such as our proposed products are subject to extensive regulation by governmental regulatory authorities in the U.S. and other countries. The drug development and approval process is generally lengthy, expensive and subject to unanticipated delays.

      The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of new pharmaceutical products through lengthy and detailed preclinical and clinical testing procedures, sampling activities and other costly and time-consuming compliance procedures. A new drug may not be marketed in the U.S. until it has undergone rigorous testing and has been approved by the FDA. The drug may then be marketed only for the specific indications, uses, formulation, dosage forms and strengths approved by the FDA. Similar requirements are imposed by foreign regulators upon the marketing of a new drug in their respective countries.

      Satisfaction of such regulatory requirements, which includes demonstrating to the satisfaction of the FDA that the relevant product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product. It also requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice ("GLP") regulations. Our compounds require extensive clinical trials and FDA review as new drugs. Clinical trials are vigorously regulated and must meet requirements for FDA review and oversight and requirements under Good Clinical Practice ("GCP") guidelines. We may encounter problems in clinical trials which would cause us or the FDA to delay or suspend clinical trials. Any such delay or suspension could have a material adverse effect on our business, financial condition and results of operations.

      The steps required before a drug may be marketed in the U.S. include: (i) preclinical laboratory and animal tests; (ii) submission to the FDA of an application for an IND exemption, which must become effective before human clinical trials may commence; (iii) human clinical trials to establish the safety and efficacy of the drug; (iv) submission of a detailed NDA to the FDA; and (v) FDA approval of the NDA. In addition to obtaining FDA approval for each product, each domestic establishment where the drug is to be manufactured must be registered with the FDA. Domestic manufacturing establishments must comply with cGMP regulations and are subject to periodic inspections by the FDA. Foreign manufacturing establishments manufacturing drugs intended for sale in the U.S. also must comply with cGMP regulations and are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

      Governmental inspections apply to virtually every phase of drug development, testing and commercialization. These inspections apply to us to the extent of our direct activities. They also apply to those third parties with whom we contract and upon whom we depend. Inspections are common; findings of non-compliance and requirements of remediation, including time-consuming replication of studies, tests or other work, are also common. Depending upon the matter at issue, a finding of non-compliance with respect to activities undertaken directly by us or with respect to activities undertaken by third parties upon whom we depend could lead to a substantial delay in clinical programs, in drug approval, in commercialization or in some other important program and have a material adverse effect on the Company.

      Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the metabolic and pharmacologic activity and potential safety and efficacy of the product. Preclinical tests must be conducted by laboratories that comply with FDA regulations regarding GLP. The results of preclinical tests are submitted to the FDA as part of an IND, which must become effective before the sponsor may conduct clinical trials in human subjects. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA.

There is no certainty that submission of an IND will result in FDA authorization of the commencement of clinical trials. A separate IND application may be required by the FDA, in its sole discretion, as to each indication. The FDA has determined that all cancer prevention and therapeutic indications for which Aptosyn(TM) (exisulind) is or will be tested are to be submitted under its current IND application filed in December 1993.

      Clinical trials involve the administration of the investigational drug to patients. Every clinical trial must be conducted under the review and oversight of an institutional review board ("IRB") at each institution participating in the trial. The IRB evaluates, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Clinical trials typically are conducted in three phases, which generally are conducted sequentially, but which may overlap. Clinical trials test for efficacy and safety, side effects, dosage, tolerance, metabolism and clinical pharmacology. Phase I tests involve the initial introduction of the drug to a small group of subjects to test for safety, dosage tolerance, pharmacology and metabolism. Phase II trials involve a larger but still limited patient population to determine the efficacy of the drug for specific indications, to determine optimal dosage and to identify possible side effects and safety risks. If a drug appears to be efficacious in Phase II evaluations, larger-scale Phase III trials are undertaken to evaluate the safety and effectiveness of the drug, usually, though not necessarily, in comparison with a placebo or an existing treatment.

      There are many uncertainties in the overall clinical trial process. Phase I, Phase II and/or Phase III testing may not be completed successfully within any specified time period, if at all. Designation of a trial by Phase may be changed by the Company or by the FDA. The FDA may increase, decrease or re-characterize the number and Phases of trials required for approval. The FDA may suspend clinical trials at any time if it decides that patients are being exposed to a significant health risk.

      The results of the preclinical studies and clinical trials are submitted to the FDA as part of an NDA seeking approval of the marketing of the drug. The NDA also includes information pertaining to the chemistry, formulation and manufacture of the drug and each component of the final product, as well as details relating to the sponsoring company. In prior years, the NDA review process has taken from one to two years on average to complete, although reviews of treatments for cancer and other life-threatening diseases may be accelerated. The process may take substantially longer if the FDA has questions or concerns about a product. In general, the FDA requires at least two adequate and well-controlled clinical studies demonstrating efficacy in order to approve an NDA. The FDA may, however, request additional information, such as long-term toxicity studies or other studies relating to product safety, and may increase, decrease or re-characterize the number and phases of trials required for approval. Notwithstanding the submission of requested data, the FDA ultimately may decide that the application does not satisfy its regulatory criteria for approval. Finally, the FDA may require additional clinical tests following NDA approval.

      We may not succeed in developing drugs that prove to be safe and effective in treating or preventing cancer. The development of such drugs will require the commitment of substantial resources to conduct the preclinical development and clinical trials necessary to bring such compounds to market. Drug research and development by its nature is uncertain. There is a risk of delay or failure at any stage, and the time required and cost involved in successfully accomplishing our objectives cannot be predicted. Actual drug research and development costs could exceed budgeted amounts, which could have a material adverse effect on our business, financial condition and results of operations.

      No new drug may be marketed in the U.S. until it has been approved by the FDA. We may encounter delays or rejections in the approval process. The FDA may make policy changes during the period of product development or the period of FDA regulatory review of an NDA. A delay in obtaining, or failure to obtain, approval would have a material adverse effect on our business, financial condition and results of operations. Even if regulatory approval were obtained, such approval would be limited to the indicated uses for which the product may be promoted or marketed.

      A marketed product, its manufacturer and the facilities in which it is manufactured are subject to continual review and periodic inspections. If marketing approval is granted, we would be required to comply with FDA requirements for manufacturing, labeling, advertising, record keeping and reporting of adverse experiences and other information. In addition, we would be required to comply with federal and state anti-kickback and other health care fraud and abuse laws that pertain to the marketing of pharmaceuticals. Failure to comply with regulatory requirements and other factors could subject us to regulatory or judicial enforcement actions, including, but not limited to, product recalls or seizures, injunctions, withdrawal of the product from the market, civil penalties, criminal prosecution, refusals to approve new products and withdrawal of existing approvals, as well as enhanced product liability exposure, any of which could have a material adverse effect on our business, financial condition and results of operations.

      Sales of our products outside the U.S. will be subject to foreign regulatory requirements governing clinical trials, marketing approval, manufacturing and pricing. Non-compliance with these requirements could result in enforcement actions and penalties or could delay introduction of our products in certain countries.

      Our current clinical trial strategy for the development of drugs for the prevention of precancerous lesions assumes that, for precancer trials, the FDA will accept reduction in the formation of precancerous lesions as an endpoint. To date, the FDA has not approved any compounds that are solely chemoprevention compounds, and there can be no assurance that the FDA will approve such compounds in the future. The FDA has given a limited approval of the cancer drug Tamoxifen for the prevention of breast cancer. In December 1999, the FDA approved the arthritis drug Celebrex for the reduction and regression of polyps in APC patients. Should the FDA require us to demonstrate the efficacy of Aptosyn(TM) (exisulind) in the actual prevention (or reduction in the incidence of) certain cancers or in overall mortality rates resulting from certain cancers, our clinical trial strategy for precancer would be materially and adversely affected. Significant additional time and funding would be required to demonstrate such efficacy.

For these and other reasons, we may not be able to successfully develop a safe and efficacious chemoprevention product. If we do succeed in obtaining approval for a cancer chemopreventive product, the product may not be commercially viable or accepted in the market place.

      In 1988 and again in 1992, the FDA issued regulations intended to expedite the development, evaluation and marketing of new therapeutic products to treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist. One program under these regulations provides for early consultation between the sponsor and the FDA in the design of both preclinical studies and clinical trials. Another program provides for accelerated approval based on a surrogate endpoint. This does not mean that any future products we may develop will be eligible for evaluation by the FDA under these regulations. Nor does this mean that Aptosyn(TM) (exisulind) or any future products we may develop, if eligible for these programs, will be approved for marketing sooner than would be traditionally expected. Regulatory approval granted under these regulations may be restricted by the FDA as necessary to ensure the safe use of the drug. In addition, post-marketing clinical studies may be required. If Aptosyn(TM) (exisulind) or any of our future products do not perform satisfactorily in such post-marketing clinical studies, they would likely be required to be withdrawn from the market.

      We have obtained Orphan Drug status for Aptosyn(TM) (exisulind) for the treatment of APC. Orphan Drug status may provide an applicant exclusive marketing rights in the U.S. for a specific compound for a designated indication for seven years following marketing approval, in order to obtain such benefits. However, the applicant must be the sponsor of the first NDA approved for that drug and indication. Moreover, amendment of the Orphan Drug Act by the U.S. Congress and reinterpretation by the FDA are frequently discussed. Therefore, the precise scope of protection that may be afforded by Orphan Drug status in the future is uncertain. The current level of exclusivity may not remain in effect.

      We have been granted Fast Track designation by the FDA for Aptosyn(TM) (exisulind) for the reduction in development of new polyps in patients with APC. The Fast Track Program is a new mechanism, introduced in the FDA Modernization Act of 1997, for facilitating the development and expediting the approval of drugs that demonstrate the potential to address unmet medical needs for serious and life-threatening conditions. This mechanism builds upon existing FDA programs for accelerated approval of such drugs. However, there can be no assurance that the Fast Track designation will lead to earlier or faster consideration by the FDA of Aptosyn(TM) (exisulind) for APC than would otherwise be the case.

      Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA's cGMP standards, which also must be observed at all times following approval. Accordingly, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure compliance with cGMP standards. Failure to comply subjects the manufacturer to possible FDA action, such as the suspension of manufacturing or seizure of the product. The FDA may also request a voluntary recall of a product.

      Health care reform legislation, if enacted, could result in significant change in the financing and regulation of the health care business. Also, legislation affecting coverage and reimbursement under Medicare, Medicaid and other government medical assistance programs has been enacted and modified from time to time. The future course of legislation is unpredictable. Changes adversely affecting drug pricing, drug reimbursement and prescription benefits, among other changes, could have a materially adverse effect on our business, financial condition and results of operations at that time.

      Data obtained from preclinical and clinical testing are subject to varying interpretations that could delay, limit or prevent FDA approval. There may be delays or rejections based upon changes in FDA policy for drug approval during the period of development and FDA regulatory review of each submitted NDA. Satisfaction of regulatory requirements (which includes demonstrating to the satisfaction of the FDA that the relevant product is both safe and effective) typically takes several years or more depending upon the type, complexity and novelty of the product. This also requires the expenditure of substantial resources. We may encounter problems in clinical trials which would cause us or the FDA to delay or suspend clinical trials. We may encounter delays in the FDA approval process. Any such delay or suspension could have a material adverse effect on our business, financial condition, results of operations or market price of the common stock of the Company. For example, on February 1, 1999, we made an announcement stating that we anticipated a delay in NDA filing and subsequent commercialization in light of preliminary evaluation of data from the Phase III trial of Aptosyn(TM) (exisulind) for APC. The market price of the Company's common stock dropped substantially. Although we subsequently filed the NDA in August of 1999, the market price of the Company's common stock, as of December 1999, remained substantially below the pre-announcement level.

      As discussed above, we submitted an NDA for Aptosyn(TM) (exisulind) for the indication of APC in August 1999. We cannot predict when, if ever, we will submit another NDA for another indication of Aptosyn(TM) (exisulind) or for one of its compounds currently under development. We may not successfully complete clinical trials for Aptosyn(TM) (exisulind) for any indication other than for APC or for other compounds currently under development within any specified time period, if at all. Further, such testing may not show Aptosyn(TM) (exisulind) or any other product to be safe or effective. We may encounter problems in clinical trials that will cause us to delay or suspend clinical trials.

      Even after such time has been expended and expenses incurred by us in product development, we may fail to obtain regulatory approval for any therapeutic product. In the event that such regulatory approval is obtained, we, our products, our contract manufacturers and our commercial collaborators will be subject to continual regulatory review in both the U.S. and other countries, and later discovery of previously unknown problems with regard to such a product, distributor or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and disqualification or decertification of the distributor or manufacturer.

POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT; HEALTH CARE REFORM.

      In both U.S. and foreign markets, sales of our proposed products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care. We cannot predict the effect that private sector or governmental health care reforms may have on our business, and there can be no assurance that any such reforms will not have a material adverse effect on our business, financial condition and results of operations. In addition, in both the U.S. and elsewhere, sales of prescription drugs are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before any of our proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products and services. As a result, we may elect not to market future products in certain markets.

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS AND SUPPLIERS.

      We do not have facilities to manufacture and produce our compounds for preclinical, clinical or commercial purposes. Our product candidates have never been manufactured for commercial purposes and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable, although our lead compound, Aptosyn(TM) (exisulind), has been manufactured by our contractors at commercial scale. If we are unable to manufacture or contract for a sufficient supply of our compounds on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our preclinical and human clinical testing schedule would be delayed, resulting in delay of the submission of products for regulatory approval or delay of the market introduction and subsequent sales of such products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, we or contract manufacturers must supply all necessary documentation in support of our NDA on a timely basis and must adhere to GLP and current Good Manufacturing Practice regulations enforced by the FDA through its facilities inspection program. Inspections are common; findings of noncompliance and consequent delays are also common; if delays were to be material, the adverse consequences to the Company could be material. For example, if facilities of a third-party manufacturer or finisher of drug could not pass a pre-approval plant inspection, the FDA approval of the products would not be granted and delay would ensue until the FDA were satisfied.

      We may not be able to maintain sufficiently advantageous relationships with current or future suppliers of raw or intermediate materials and finished product. If our current manufacturing sources and suppliers are unable or unwilling to make Aptosyn(TM) (exisulind) and formulation and finishing materials and services available to us in required quantities, there can be no assurance that we will be able to identify and contract with alternative contract manufacturers. We would incur significant costs and delays to qualify alternative manufacturing sources and suppliers, which could have a material adverse effect on our business, financial condition and results of operations. The availability and price of Aptosyn(TM) (exisulind) or other materials may be subject to curtailment or change due to limitations that may be imposed under governmental regulations, suppliers' allocations or facilities priorities, interruptions in production by suppliers and market and other events and conditions, which could have a material adverse effect on our business, financial condition and results of operations.

ABSENCE OF SALES AND MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES.

      We have no product approved; and, as a company, we have had no experience in sales, marketing or distribution. Depending upon the marketing strategy ultimately adopted with respect to each relevant market, we intend either to market our products, if developed and approved, on our own or through relationships with pharmaceutical companies that have established distribution systems and direct sales forces. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. While we are currently making preparations to handle the marketing and selling in the United States (with distribution through contracted third parties), there can be no assurance that we will be able to establish effective sales, marketing and distribution capabilities or relationships with third parties, or that we will be successful in gaining market acceptance for our products. To the extent that we enter into co-promotion or other licensing arrangements, any revenues received by us will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS.

      Because of the specialized scientific nature of our business, our success is highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We are highly dependent on the principal members of our scientific and management staff and the loss of any of their services might significantly delay or prevent the achievement of research, development or business objectives. We do not maintain key-man life insurance with respect to any of our employees, nor do we intend to secure such insurance. We also rely on consultants and advisors, including the members of our Scientific Advisory Board, to assist us in formulating our research and development strategy. Retaining and attracting qualified personnel, consultants and advisors is critical to our success. In order to pursue our product development and marketing and sales plans, we will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing and marketing and sales. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may not be able to attract and retain such individuals on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY.

      We may seek to acquire and further develop technologies, products and/or companies focused in the prevention, diagnosis and treatment of cancer, consistent with the objective of building an integrated pharmaceutical company focused in oncology. We may not identify appropriate acquisition candidates, and, if we do, we may not be successful in completing any such transactions on favorable terms, if at all. In addition, to the extent that we undertake or complete any such acquisitions, such activities may place a strain on our financial and management resources, which could have a material adverse effect on our business, financial condition and results of operations. Also, the technologies, products and/or companies acquired may be subject to many of the risk factors associated with development of our present technologies and product candidates to an equal or greater degree.

POTENTIAL PRODUCT LIABILITY; POSSIBLE INSUFFICIENCY OF INSURANCE.

      Our business will expose us to potential product liability risks. These would include risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Clinical research involves the testing of new drugs on human volunteers pursuant to a research plan, and such testing involves a risk of liability for personal injury or death to patients due to, among other reasons, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We currently have clinical trial liability insurance in the amount of $10 million, but there can be no assurance that we will be able to maintain such insurance. We could be materially and adversely affected if we were required to pay damages or incur defense costs:
(i) in connection with a claim outside the scope of indemnity or insurance coverage; (ii) if the indemnity, although applicable, is not performed in accordance with the terms of the relevant contract; or (iii) if our liability exceeds the amount of applicable insurance. Similar risks would exist upon the commercialization or marketing of any products by us or our partners.

HANDLING AND DISPOSAL OF HAZARDOUS MATERIALS.

      Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may incur substantial costs to comply with environmental regulations if we develop manufacturing capacity.

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; NO DIVIDENDS.

      Prior to November 4, 1998, there was no direct public market for our common stock. There can be no assurance as to the degree to which an active market in our common stock will be maintained. The market price of our common stock, like that of the common stock of many other early-stage pharmaceutical and biotechnology companies, is likely to be highly volatile. Factors such as the fluctuation in our operating results, comments by research analysts, announcements of technological innovations or new commercial products by us (or our subsidiaries) or our competitors, progress with clinical trials, governmental regulations, changes in reimbursement policies, developments in our patent or other proprietary rights or of our competitors, including litigation, developments in our relationships with collaborative partners, if any, public concern as to the safety and efficacy of drugs developed by us and our competitors, general market conditions and market conditions affecting the pharmaceutical and biotechnology sectors particularly may have a significant effect on the market price of our common stock. We have never paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS; ANTI-TAKEOVER PROVISIONS.

      Our directors and executive officers, taken in the aggregate with entities represented by them, beneficially own or significantly influence approximately 20% of the outstanding shares of our common stock (as of November 30, 1999). Accordingly, these stockholders, if they act in concert with others, might be able to control many matters requiring approval by our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, the directors and executive officers will be able to exercise substantial influence over the election of the members of our board. Such concentration of ownership could have an adverse effect on the price of our common stock or have the effect of delaying or preventing a change in our control. In addition, certain provisions of Delaware law and our certificate of incorporation, including the provision in the certificate of incorporation for a classified board of directors, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. In December 1998, our board of directors adopted a stockholder rights plan to enable the directors to act in the best interests of the stockholders in the event of an actual or threatened accumulation of stock by a third party without the consent of the board of directors. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. The provisions of Delaware law, of our certificate of incorporation and bylaws and of the stockholder rights plan may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of us (including unsolicited takeover attempts) even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require stockholders to provide advance notice prior to bringing proposals before a meeting and prevent or eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of us.

RISKS ASSOCIATED WITH THE YEAR 2000

      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions and information, send invoices, or engage in similar normal business activities. Non-information technology systems that utilize embedded technology, such as microcontrollers, HVAC, and security may also face Year 2000 issues.

      During 1999, we have been conducting an analysis to determine the extent to which our major suppliers', third-party researchers' and clinical trial sites' systems (insofar as they relate to our business) are subject to the Year 2000 issue. We are currently unable to predict the extent to which we would be vulnerable to our third parties' failure to remediate any Year 2000 issues on a timely basis. The failure of a major third party subject to the Year 2000 issue to convert its systems on a timely basis or a conversion that is incompatible with our systems could have a material adverse effect on us.

                                 USE OF PROCEEDS

      The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock by the selling stockholders. However, because some of the shares that may be offered pursuant to this prospectus by the selling stockholders may be acquired pursuant to the exercise of warrants by the selling stockholders, we would receive proceeds from the selling stockholders upon the exercise by a selling stockholder of any portion of the warrant issued to it. See "Selling Stockholders" on page 25. We will use the proceeds, if any, from the exercise of the warrants to support the ongoing development of Aptosyn(TM) (exisulind) and to support our other research and development programs.

                              SELLING STOCKHOLDERS

      Pursuant to purchase agreements, dated as of October 8, 1999, we issued
(i) 1,555,000 shares of our common stock at a purchase price of $9.00 per share, and (ii) warrants to purchase 1,555,000 shares of our common stock, to the selling stockholders in private placement transactions. The warrants are exercisable at any time in whole or in part until December 31, 2000, and the warrants entitle the holder to purchase our common stock at a purchase price equal to $14.00 per share, as appropriately adjusted pursuant to the terms of the warrants. In addition, we have agreed to issue to Janney Montgomery Scott LLC (formerly Janney Montgomery Scott Inc. prior to a reorganization that occurred in August 1999) ("Janney") warrants to purchase up to an additional 39,375 shares of our common stock, in connection with these private placement transactions, as compensation for the placement of the warrants to purchase 1,555,000 shares of our common stock. Janney will receive warrants to purchase that number of shares of our common stock, also at an exercise price of $14 per share, which is equal to 3.5% of the number of shares of common stock issued upon exercise of warrants by purchasers in the private placement who had not previously been stockholders of the Company. Janney is entitled to exercise these warrants upon the later of December 31, 2000 or 30 days after the exercise of the warrants by the purchasers in the private placement. The exercise price and the number of warrant shares of both the warrantholders and Janney are subject to adjustment upon the following events:

      -     The subdivision, split or combination of shares of our common stock;
            and

      -     The issuance of dividends in the form of common stock.

The shares issued upon exercise of the warrants are sometimes referred to as the warrant shares. After the exercise of the warrants, the selling stockholders may also offer or sell the warrant shares from time to time in the manner contemplated under the "Plan of Distribution." Under the terms of the purchase agreements for the shares of common stock and the warrants, we are obligated to use our best efforts to maintain an effective registration statement for the period from the effectiveness of the registration statement of which this prospectus forms a part and the earlier of (i) such date when either all of the shares and the warrant shares have been sold pursuant to the registration statement, or by reason of Rule 144(k) of the Securities and Exchange Commission under the Securities Act of 1933 (the "Securities Act") or any other rule of similar effect, the shares and warrant shares are no longer required to be registered for the resale thereof by the holders in ordinary market transactions without imposition of any volume restrictions, or (ii) the second anniversary of the expiration of the warrants.

      The following table sets forth certain information known to us regarding the beneficial ownership of the common stock of each selling stockholder as of November 30, 1999 and as adjusted to give effect to the sale of the shares offered hereby. The following table states the maximum number of shares each selling stockholder may offer under this prospectus assuming that each selling stockholder chooses to (a) sell all shares purchased in the private placement in October 1999 and (b) exercise all its warrants and sell the warrant shares it acquired upon exercise of the warrants. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution" on page 28. We cannot assure you that the selling stockholders will sell any or all of the shares.

                                                 Ownership Before Offering                        Ownership After Offering(3)
                                               ----------------------------                       ----------------------------
                                                                                  Common Shares
                                                                                     that May
                                                                  Percent of         Be Sold                        Percent of
                                                 Common          Common Shares     Pursuant to     Common             Common
Name of Selling Stockholder                     Shares(1)           Held(2)        the Offering    Shares           Shares Held
---------------------------                     ---------           -------        ------------    ------           -----------
MAS Funds - Small Cap Value Portfolio(4)       1,005,600             3.78%            955,600       50,000               *

Van Kampen - American Value Fund                 958,100             3.60             954,000        4,100               *

MSDW SICAV Small Cap Value                        72,900               *               72,600          300               *

MSDW SICAV Global Small Cap US                     7,900               *                7,600          300               *

Coutts & Co.                                      11,700               *               10,200        1,500               *

SoundShore Holdings Ltd.                         150,000               *              150,000           --               --

SoundShore Opportunity Holding Fund Ltd.         100,000               *              100,000           --               --

Vulcan Ventures Inc.                             979,770             3.72             460,000      519,770             1.97

Jackson Boulevard Ventures, L.P.               1,017,907(5)          3.87             400,000      617,907             2.35

Janney Montgomery Scott Inc.(6)(7)                39,375               *               39,375           --               --

 *  Less than 1.00%.

(1) This number includes the unexercised warrants of the respective selling stockholder.

(2) Both the numerator and the denominator of the fraction used to arrive at this percentage include the number of warrant shares held by the selling stockholder whose percent of common shares held is being calculated.

(3) These figures assume that all Common Shares and Warrant Shares received by the selling stockholders in the October 1999 private placement have been sold.

(4) Morgan Stanley Dean Witter & Co. and/or its affiliates, including, among others, Morgan Stanley Dean Witter Investment Management Inc., Miller, Anderson & Sherrerd, LLP and Morgan Stanley Dean Witter Investment Management, Ltd. (collectively, "MSDW"), may be deemed to control, or own an interest in, the following selling stockholders: MAS Funds - Small Cap Value Portfolio, Van Kampen - American Value Fund, MSDW SICAV Small Cap Value and MSDW SICAV Global Small Cap US. In addition to the shares disclosed in this table for each of these selling stockholders, MSDW, directly or indirectly, had, as of November 30, 1999, voting and/or dispositive power over an additional 411,142 shares held in discretionary trading accounts at MSDW for the benefit of individuals, institutions and other entities.

(5) This amount includes, as of November 30, 1999, 270,184 shares beneficially owned by Jackson Boulevard Partners, 154,601 shares beneficially owned by Jackson Boulevard Equities, L.P., 209,527 shares and warrants to purchase 200,000 shares beneficially owned by Jackson Boulevard Ventures, L.P., 88,918 shares beneficially owned by Jackson Boulevard Investments, L.P., 10,998 shares beneficially owned by Paul J. Duggan, 71,181 shares beneficially owned by Jackson Offshore Fund, Ltd. , and 12,498 shares beneficially owned by Deborah Gemini. Jackson Boulevard Capital Management, Ltd. f/k/a Jackson Boulevard Fund, Ltd. is the General Partner of Jackson Boulevard Equities, L.P., Jackson Boulevard Ventures, L.P., Jackson Boulevard Investments, L.P., and the investment manager of Jackson Offshore Fund, Ltd. The President and sole stockholder of Jackson Boulevard Capital Management, Ltd. is Paul J. Duggan, who is the General Partner of Jackson Boulevard Partners and the spouse of Deborah Gemini. Mr. Duggan may be deemed to share voting and investment power with these entities and individuals; however, Mr. Duggan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6) These shares were originally registered in the name of Janney Montgomery Scott Inc. In August 1999, Janney Montgomery Scott Inc. became Janney Montgomery Scott LLC pursuant to a corporate reorganization in which it converted to a limited liability company.

(7) Janney makes a market in the stock of Cell Pathways. The ownership interest of Janney set forth in this table does not include any shares of Common Stock that Janney may hold in its role as a market maker on behalf of Cell Pathways.

                              PLAN OF DISTRIBUTION

      The shares being offered by the selling stockholders, or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market, or on such other market on which the common stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the selling stockholders determine from time to time. The shares may also be sold pursuant to Rule 144 of the Securities Act. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

      The selling stockholders, or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Securities Exchange Act of 1934 (the "Exchange Act"), or the rules and regulations thereunder.

      The selling stockholders, alternatively, may sell all or any part of the shares offered hereby through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

      Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing:

-     the name of each such broker-dealer,

-     the number of shares involved,

-     the price at which such shares were sold,

- the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and

-     other facts material to the transaction.

      The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares.

      We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

      We are bearing all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisers to the selling stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders.

                                  LEGAL OPINION

      The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

      The financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                         HOW TO OBTAIN MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Some information in the registration statement has been omitted from this prospectus in accordance with the SEC rules. We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements, and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. We are also required to file with the SEC electronic versions of these documents, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. or the Company's web site at http://www.cellpathways.com. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements, and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

      The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means we can disclose important information by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

-     Our Annual Report on Form 10-K for the year ended December 31, 1998.

-     Our Quarterly Report on Form 10-Q for the quarterly period ended March 31,
      1999.

-     Our Quarterly Report on Form 10-Q for the quarterly period ended June 30,
      1999.

- Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

-     Our report on Form 8-K dated August 25, 1999.

- Our definitive Proxy Statement dated April 30, 1999, filed in connection with our 1999 Annual Meeting of Stockholders.

- The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on September 14, 1998, including any amendment or reports filed for the purpose of updating such description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Investor Relations, Cell Pathways, Inc., 702 Electronic Drive, Horsham, Pennsylvania 19044, (215) 706-3800.

===============================================================================





                                3,149,375 SHARES


                               CELL PATHWAYS, INC.


                                  COMMON STOCK



                                 ---------------
                                   PROSPECTUS
                                 ---------------

                                  ____ __, 1999





===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby.

SEC registration fee................   $ 8,098.62

Nasdaq listing fee..................   $17,500.00

Legal fees and expenses.............   $30,000.00

Printing and engraving expenses.....   $ 3,000.00

Accounting fees and expenses........   $ 6,000.00

Miscellaneous.......................   $ 5,000.00
                                       ----------

      Total                            $69,598.62*
                                       ==========

* Excludes the fair market value of warrants to purchase up to 39,375 shares of Common Stock that the Company may issue to Janney as compensation for the placement of warrants in connection with the October 1999 private placement of 1,555,000 Common Shares and warrants to purchase the same number of shares of the Registrant's Common Stock.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 43 of Article XI of the Company's Bylaws provides to the fullest extent permitted by Section 145 of the Delaware General Corporation Law for the indemnification of each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation, as a director, executive officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person's behalf in connection with such action, suit or proceeding and any appeal therefrom.

ITEM 16.  LIST OF EXHIBITS

      The exhibits filed as part of this registration statement are as follows:

Exhibit
Number      Description
------      -----------
4.1*        Form of Warrant, dated October 8, 1999, issued to MAS Funds Small
            Cap Value Portfolio, Van Kampen American Value Fund, MSDW SICAV US
            Small Cap Equity Fund, MSDW SICAV Global Small Cap Equity Fund and
            Coutts Fund Managers Limited, SoundShore Holdings, Ltd., SoundShore
            Opportunity Holding Fund Ltd., Vulcan Ventures, Inc. and Jackson
            Boulevard Ventures, L.P., pursuant to Purchase Agreements, dated as of October 8, 1999.

5.1* Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered.

10.1*       Purchase Agreement, dated as of October 8, 1999, between Cell
            Pathways, Inc. and MAS Funds Small Cap Value Portfolio, Van Kampen
            American Value Fund, MSDW SICAV US Small Cap Equity Fund, MSDW SICAV
            Global Small Cap Equity Fund and Coutts Fund Managers Limited.

10.2*       Purchase Agreement, dated as of October 8, 1999, between Cell
            Pathways, Inc. and SoundShore Holdings Ltd. and SoundShore
            Opportunity Holding Fund Ltd.

10.3*       Purchase Agreement, dated as of October 8, 1999, between Cell
            Pathways, Inc. and Vulcan Ventures Inc.

10.4*       Purchase Agreement, dated as of October 8, 1999, between Cell
            Pathways, Inc. and Jackson Boulevard Ventures, L.P.

23.1* Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2*       Consent of Arthur Andersen LLP.

24.1*       Powers of Attorney (included as part of signature page hereof).

--------------

*     Filed herewith.

ITEM 17.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Certificate of Incorporation, its Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the selling stockholders during the subscription period, the amount of unsubscribed securities to be purchased by the selling stockholders, and the terms of any subsequent reoffering thereof. If any public offering by the selling stockholders is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

      The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Horsham, Commonwealth of Pennsylvania, on December 29, 1999.

                               CELL PATHWAYS, INC.


                               By:   /s/ Robert J. Towarnicki
                                     --------------------------------------
                                     Robert J. Towarnicki
                                     President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated.

      Each person, in so signing also makes, constitutes, and appoints Robert J. Towarnicki and Richard H. Troy, and each of them acting alone, as his true and lawful attorneys-in-fact, with full power of substitution, in his name, place, and stead, to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to this report.


Signature                                 Title                                             Date
---------                                 -----                                             ----
/s/ Robert J. Towarnicki                  President, Chief Executive Officer and            December 13, 1999
-----------------------------------       Director (Principal Executive Officer)
Robert J. Towarnicki


/s/ Brian J. Hayden                       Chief Financial Officer,                          December 15, 1999
-----------------------------------       Vice President, Finance (Principal
Brian J. Hayden                           Financial and Accounting Officer)


/s/ William A. Boeger                     Chairman of the Board of Directors                December 13, 1999
-----------------------------------
William A. Boeger


/s/ John J. Gibbons                        Director                                          December 13, 1999
-----------------------------------
John J. Gibbons


/s/ Thomas M. Gibson                       Director                                          December 13, 1999
-----------------------------------
Thomas M. Gibson


/s/ Judith A. Hemberger                    Director                                          December 13, 1999
-----------------------------------
Judith A. Hemberger

/s/ Roger J. Quy                           Director                                          December 10, 1999
-----------------------------------
Roger J. Quy

Signature                                 Title                                             Date
---------                                 -----                                             ----
/s/ Bruce R. Ross                         Director                                          December 13, 1999
-----------------------------------
Bruce R. Ross


/s/ Peter G. Schiff                       Director                                          December 13, 1999
-----------------------------------
Peter G. Schiff


/s/ Randall M. Toig                       Director                                          December 13, 1999
-----------------------------------
Randall M. Toig


/s/ Richard H. Troy                       Senior Vice President, Corporate                  December 13, 1999
-----------------------------------       Development, General Counsel,
Richard H. Troy                           Secretary and Director

/s/ Louis M. Weiner                       Director                                          December 13, 1999
-----------------------------------
Louis M. Weiner

                                  EXHIBIT INDEX

EXHIBIT
NUMBER      DOCUMENT
------      --------
4.1*        Form of Warrant, dated October 8, 1999, issued to MAS Funds Small
            Cap Value Portfolio, Van Kampen American Value Fund, MSDW SICAV US
            Small Cap Equity Fund, MSDW SICAV Global Small Cap Equity Fund and
            Coutts Fund Managers Limited, SoundShore Holdings, Ltd., SoundShore
            Opportunity Holding Fund Ltd., Vulcan Ventures, Inc. and Jackson
            Boulevard Ventures, L.P., pursuant to Purchase Agreements, dated as of October 8, 1999.

5.1* Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered.

10.1*       Purchase Agreement, dated October 8, 1999, between Cell Pathways,
            Inc. and MAS Funds Small Cap Value Portfolio, Van Kampen American
            Value Fund, MSDW SICAV US Small Cap Equity Fund, MSDW SICAV Global
            Small Cap Equity Fund and Coutts Fund Managers Limited.

10.2*       Purchase Agreement, dated October 8, 1999, between Cell Pathways,
            Inc. and SoundShore Holdings Ltd. and SoundShore Opportunity Holding
            Fund Ltd.

10.3*       Purchase Agreement, dated October 8, 1999, between Cell Pathways,
            Inc. and Vulcan Ventures Inc.

10.4*       Purchase Agreement, dated October 8, 1999, between Cell Pathways,
            Inc. and Jackson Boulevard Ventures, L.P.

23.1* Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2*       Consent of Arthur Andersen LLP.

24.1*       Powers of Attorney (included as part of signature page hereof).


*     Filed herewith.